Exhibit 99.1

YM BioSciences Reports Fiscal First Quarter 2011 Operational and Financial Results

MISSISSAUGA, Canada - November 11, 2010 - YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM), a life sciences product development company that identifies and advances a diverse portfolio of promising cancer-related products at various stages of development, today reported operational and financial results for the first quarter of fiscal 2011, ended September 30, 2010.

“During the quarter we reported that our JAK1/JAK2 inhibitor, CYT387, had demonstrated favorable activity data in the dose-escalation portion of a Phase I/II trial conducted by Mayo Clinic in patients with myelofibrosis. We also reported preclinical results during the quarter that highlighted potential competitive advantages CYT387 may have over other JAK inhibitor drugs in development,” said Mr. David Allan, Chairman and CEO of YM BioSciences. “We look forward to the American Society of Hematology (ASH) meeting being held in early December 2010, where we expect that detailed initial clinical data from the Phase I and early Phase II portion of the study will be presented. More advanced data from the Phase II portion of the study are anticipated in mid-2011. We remain on track to advance CYT387 towards an NDA-enabling study, potentially in the latter half of 2011, and we are also reviewing opportunities for the compound in the numerous other indications in which evidence of activity has been shown with this family of molecules.”

Highlights from the first quarter:

CYT387:

•
Mayo Clinic concluded dose-escalation in the Phase I portion of the Phase I/II clinical trial of CYT387 in patients with myelofibrosis, a chronic debilitating condition where the patient's bone marrow is replaced by scar tissue. In total, 21 patients were treated in Phase I, with no voluntary withdrawals reported. The Chair of the trial announced that CYT387 showed significant activity in reducing spleen size and controlling constitutional symptoms in these patients. To date, 41 patients have been enrolled into the Phase II tranche bringing the total number in the study to 62. Given the favorable biological activity and safety data, the Company intends to expand enrolment for the trial up to 120 patients and include centers in the US, Canada and Australia, subject to regulatory approval.

•	CYT387 was granted Orphan Drug Designation by the US FDA in September.

•
Preclinical results for CYT387 were presented demonstrating that it possesses an excellent enzymatic potency and selectivity profile which may provide significant clinical advantages. The results were presented at the European School of Haematology International (ESH) International Conference on Myeloproliferative Neoplasms.

Nimotuzumab:

•
Daiichi Sankyo, CIMYM’s licensee for nimotuzumab in Japan, previously initiated a randomized trial with the EGFR-targeting humanized monoclonal antibody in second line gastric cancer together with Kuhnil Pharma Co. Ltd., CIMYM’s licensee in Korea, which they report completed recruitment in calendar 2009. Daiichi also launched a Phase II trial in first-line NSCLC for which YM has been advised that recruitment has been completed. Reports on both trials are expected during the first half of calendar 2011 as data mature. Oncoscience AG (OSAG), CIMYM’s licensee for Europe, reported safety data from a Phase III trial in adult glioma patients at ASCO 2010 and OSAG continues to recruit patients into a Phase IIb/III trial in pancreatic cancer patients. We are now advised by OSAG that data from the adult glioma trial may be released in the first half of 2011.

•
YM’s two randomized, Phase II, double-blind trials of nimotuzumab (for brain metastasis from non-small cell lung cancer and for palliative stage NSCLC) are lagging recruitment targets and consequently these programs are under review as the Company focuses support on the more advanced trials involving Daiichi Sankyo, which have the prospect of earlier registration trial initiation. YM’s Phase II, second-line, single-arm study in children with progressive diffuse intrinsic pontine glioma (DIPG) has concluded recruitment at multiple sites in the US, Canada, and Israel and should report results prior to the end of calendar 2010.

CYT997:

•
Phase I clinical trial results for CYT997 were published in the premier cancer journal, the British Journal of Cancer, demonstrating that CYT997 was well tolerated at doses that were associated with evidence of vascular disruption in tumors. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity currently in a Phase II trial for glioblastoma multiforme.

Other highlights:

•
YM announced that Pulmokine Inc. (Slingerlands, New York), a licensee of several small molecule compounds from YM, has been awarded two National Institutes of Health (NIH) Small Business Innovation Research (SBIR) grants. The grants, totaling more than US$650,000, are Phase I awards to develop novel treatments for Pulmonary Arterial Hypertension (PAH).

•
Subsequent to quarter end, Dr. Nick Glover will be appointed as Chief Executive Officer of the Company to be effective at the Company’s Annual General Meeting on November 18, 2010. Dr. Glover is also nominated to stand for election as a Director of the Company at that time. Mr. David Allan, who has been Chairman of the Company since its founding in 1994 and CEO since 1998, will continue to serve as Chairman of YM’s Board of Directors.

•
Subsequent to quarter end, Dr. Mark Kowalski joined YM BioSciences as Chief Medical Officer and Vice President, Regulatory Affairs. Dr. Kowalski was formerly the Chief Medical Officer and Vice President, Regulatory Affairs at Viventia Biotechnology Inc., a biopharmaceutical company involved in the discovery and development of monoclonal antibody-based technologies for the treatment of cancer. Prior to joining Viventia, Dr. Kowalski was the Director, and then Senior Director of Medical Affairs at AAIPharma Inc. Dr. Kowalski holds a B.A. from Rutgers University, and a M.D. and Ph.D. from the University of Kansas School of Medicine. He completed his postgraduate training in Internal Medicine and Infectious Diseases at Duke University and Harvard Medical School.

Financial Results (CDN dollars)

Total revenue for the first quarter of fiscal 2011, ended September 30, 2010, was $0.4 million compared to $0.7 million for the first quarter of fiscal 2010, ended September 30, 2009. Revenue from licensees was $0.3 million for first quarter of fiscal 2011 compared to $0.7 million for the first quarter of fiscal 2010. Interest income for the first quarter of fiscal 2011 was $56 thousand compared with $19 thousand for the first quarter of fiscal 2010.

Licensing and product development expenses were $5.2 million for the first quarter of fiscal 2011 compared to $2.4 million for the first quarter of fiscal 2010. This increase is due mainly to amortization of the acquired intangible assets in YM Australia and the addition of an Australian office.

General and administrative expenses were $2.4 million for the first quarter of fiscal 2011 compared with $1.8 million for the first quarter of fiscal 2010. The increase was due mainly to non-cash option expense as well as restructuring costs, bonuses awarded and increased Board of Director fees and travel expenses as a result of additional meetings held this quarter.

Net loss for the first quarter of fiscal 2011 was $7.6 million ($0.09 per share) compared to $3.5 million ($0.06 per share) for the same period last year.

As at September 30, 2010, the Company had cash and short-term deposits totaling $40.2 million and accounts payables and accrued liabilities totaling $3.4 million compared to $45.7 million and $2.8 million respectively, at June 30, 2010.  Management believes that the cash and short-term deposits at September 30, 2010 are sufficient to support the Company’s activities for at least the next twelve months.

As at September 30, 2010 the Company had 80,389,623 common shares and 8,166,480 warrants outstanding.

Annual and Special Meeting

YM BioSciences' Annual and Special Meeting of Shareholders will be held on November 18, 2010 at 4:00 p.m. ET at the offices of Ogilvy Renault, 200 Bay Street, Suite 3800, Toronto, Ontario. The management proxy circular documents and annual financial documents have been mailed to shareholders and are available online at www.ymbiosciences.com, www.edgar.com and www.sedar.com.

About YM BioSciences

YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of JAK1/JAK2 kinase; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a potent vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinase enzymes, which have been implicated in a number of immune cell disorders including myeloproliferative disorders and inflammatory diseases as well as certain cancers. CYT387 is currently in a Phase I/II trial in myelofibrosis with detailed initial safety and activity data expected at the American Society of Hematology (ASH) meeting in December 2010. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side effect profile. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide by YM’s licensees. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and is currently in a Phase II trial for glioblastoma multiforme. In addition to YM’s three clinical stage products, the Company has a library of more than 4,000 novel compounds identified through internal research conducted at YM BioSciences Australia which are currently being evaluated.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that our JAK1/JAK2 inhibitor CYT387 and our VDA small molecule CYT997 will generate positive efficacy and safety data in future clinical trials; that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.                                                Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229                                                                Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com                                                      Email: tfechtner@troutgroup.com

 Summary financial statements attached:

YM BIOSCIENCES INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars, unless otherwise noted)

	September 30,	June 30,
	2010	2010
	(Unaudited)

Assets

Current assets:
Cash and cash equivalents	$15,095,919	$19,460,141
Short-term deposits	25,073,158	26,184,991
Accounts receivable	166,007	161,184
Prepaid expenses	124,428	237,962
	40,459,512	46,044,278

Property and equipment	128,855	84,775

Intangible asset	10,518,710	11,645,714

	$51,107,077	$57,774,767

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$693,188	$699,277
Accrued liabilities	2,729,655	2,085,824
Deferred revenue	594,072	1,523,916
	4,016,915	4,309,017

Deferred revenue	2,277,276	1,650,909

Shareholders' equity:
Share capital	203,522,446	203,498,239
Share purchase warrants	1,473,246	1,473,246
Contributed surplus	14,679,924	14,088,671
Deficit	(174,862,730)	(167,245,315)
	44,812,886	51,814,841

Basis of presentation
Commitments

	$51,107,077	$57,774,767

YM BIOSCIENCES INC.
Interim Consolidated Statements of Operations and Comprehensive Loss and Deficit
(Expressed in Canadian dollars, unless otherwise noted)

	Three months ended
	September 30,
	2010	2009
	(Unaudited)

Out-licensing revenue	$342,356	$727,538
Interest income	55,635	19,119
	397,991	746,657

Expenses:
Licensing and product development	5,209,181	2,436,048
General and administrative	2,417,106	1,784,432
	7,626,287	4,220,480

Loss before the undernoted	(7,228,296)	(3,473,823)

Loss on foreign exchange	(406,834)	(26,747)
Gain (loss) on short-term deposits	6,971	(2,218)
Gain on disposal of property and equipment	10,744	-

Loss and comprehensive loss for the period	(7,617,415)	(3,502,788)

Deficit, beginning of period	(167,245,315)	(146,251,951)

Deficit, end of period	$(174,862,730)	$(149,754,739)

Basic and diluted loss per common share	$(0.09)	$(0.06)

Weighted average number of common shares outstanding	80,382,666	55,844,505

YM BIOSCIENCES INC.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise noted)

	Three months ended
	September 30,
	2010	2009
	(Unaudited)

Cash provided by (used in):

Operating activities:
Loss for the period	$(7,617,415)	$(3,502,788)
Items not involving cash:
Amortization of property and equipment	19,358	16,252
Amortization of intangible asset	1,127,004	265,136
Unrealized loss (gain) on short-term deposits	(6,971)	2,218
Gain on disposal of property and equipment	(10,744)	-
Stock-based compensation	600,460	396,644
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	108,711	246,035
Accounts payable, accrued liabilities and deferred revenue	334,265	(4,850)
	(5,445,332)	(2,581,353)

Financing activities:
Issuance of common shares on exercise of options	15,000	11,424

Investing activities:
Short-term deposits, net	1,118,804	34,504,869
Property and equipment, net	(52,694)	(3,563)
	1,066,110	34,501,306

Increase (decrease) in cash and cash equivalents	(4,364,222)	31,931,377

Cash and cash equivalents, beginning of period	19,460,141	2,337,716

Cash and cash equivalents, end of period	$15,095,919	$34,269,093